Mail Stop 3561

      July 12, 2005


Via U.S. Mail and Fax
James F. Geiger
Chairman, President, and CEO
Cbeyond Communications, Inc.
320 Interstate North Parkway, Suite 300
Atlanta, Georgia 30339


	Re:	Cbeyond Communications, Inc.
		Registration Statement on Form S-1
		Filed May 16, 2005, as amended June 30, 2005
		File No. 333-124971


Dear Mr. Geiger:

      We have reviewed your filing and your June 30, 2005 response letter and have the following comments. Where indicated, we think you should revise your Form S-1 in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to the Form S-1
Prospectus Summary, page 1

1. Please briefly define "customer churn rate" and explain the significance of that statistic to potential investors in your company. Also balance this disclosure with a brief discussion of the risk, disclosed on page 13 of your amended Form S-1, that your churn rate may increase because the initial term for most of your customer contracts has not yet expired.

2. You state on page 3 that you will have a given amount of cash and no debt after giving effect to your initial public offering, and you disclose on page 1 that you reported $35.2 million in revenue in the first three months of 2005, an increase of 43.6% from the first three months of 2004. Please balance those statements with a brief discussion of your history of net operating losses and accumulated deficit.

Summary consolidated financial data, page 5
3. Refer to prior comment 10 regarding the use of your non-GAAP measure, consolidated adjusted EBITDA. Since you are presenting your non-GAAP measure for the first time in this section, you must provide all the disclosure required by Item 10(e) of Regulation S-K in this section, including why management believes that presentation of consolidated adjusted EBITDA provides useful information to investors and the limitations on the usefulness of this measure. Capitalization, page 20
4. Please refer to prior comment 19. Revise the notes to the capitalization table to quantify the impact of each transaction, so that the impact on each line presented in the table is apparent.

Non-GAAP financial measures, page 24
5. We note that you define adjusted EBITDA starting from operating income (loss). Please define adjusted EBITDA starting from net income (loss). See questions and answers 14 and 15 in our Frequently
Asked Questions Regarding the Use of Non-GAAP Financial Measures
(June 13, 2003).
6. Please focus your discussion on your non-GAAP financial measure, consolidated adjusted EBITDA, rather than on your measure of segment operating profit or loss, which is not a non-GAAP financial measure.
See questions and answers 18 and 21 in our Frequently Asked
Questions
Regarding the Use of Non-GAAP Financial Measures. In addition, please continue to clarify why management believes that consolidated adjusted EBITDA is a useful measure of operating performance.

Management`s Discussion and Analysis of Financial Condition and Results of Operations
Stock-based compensation, page 50
7. It appears that you did not use a contemporaneous valuation for all issuances of stock options during 2004 since you relied on valuation reports prepared after the end of the fiscal year. As requested in prior comment 45, disclose the reason management chose not to obtain a contemporaneous valuation.
Describe the methodologies used in the independent appraisal and the significant assumptions and factors considered in determining fair value. Also expand the disclosure in critical accounting polices at page 53 to address the specific uncertainties associated with the methods, assumptions, or levels of judgment utilized in estimating the fair value of your common stock.

Management, page 85

Executive compensation, page 92

8. It appears from the beneficial ownership table that you may have issued options to your named executive officers since fiscal year end. To the extent that you have granted a material amount of options to your named executive officers since fiscal year end, please disclose the amount of options and their exercise prices.

2004 Option values, page 93

9. Please describe the valuation methodologies used to arrive at the fiscal-year-end values of the exercisable and unexercisable options.
Since there is currently no trading market for your common stock, consider using the public offering price as the fair market value. See Section IV.C of SEC Release 33-7009 (August 6, 1993).

Underwriting, page 114

10. We note your statement on page 116 that you plan to reserve shares for directors, officer, employees, business associates, and other parties related to Cbeyond. Please describe in your response letter the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when the issuer and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.


Note 5 Capitalization

Common Stock, page F-16
11. Please refer to prior comment 42. Upon the determination of your stock split prior to the completion of the offering, show the retroactive effect of this split in the balance sheet and related disclosures. See SAB Topic 4:C.

Note 9 Stock Incentive Plans, page F-22
12. We note that you refer to an independent appraisal. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert and include the consent of the expert. Your disclosure should also describe the method and significant assumptions used in the valuation.
Also, we have considered your response to prior comment 43. We may have additional comments about your accounting for stock compensation when you include the estimated offering price in the document.

Exhibit 5.1
13. We note that counsel opines that the shares are validly issued, fully paid and non-assessable. Since the shares to be offered by the company will not be sold until after effectiveness of the registration statement, please have counsel revise its opinion to indicate whether the shares offered by the company will, when sold, be legally issued, fully paid and non-assessable. In addition, please ensure that counsel opines on the shares that the selling shareholders may sell in the over-allotment option.
14. We note that counsel is opining as to General Corporation Law of the State of Delaware. Please have counsel confirm to us in your response letter that it concurs with our understanding that the reference and limitation to "Delaware General Corporate Law" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws

*	*	*	*

      Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file a cover letter on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Walz, Staff Accountant, at (202) 551-
3358
or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at
(202) 551-3366, Kathleen Krebs, Special Counsel, at (202) 551-
3810,
or me at (202) 551-3810 with any other questions.


								Sincerely,



      Larry Spirgel
								Assistant Director






cc:	Joel Trotter, Esq.
	Latham & Watkins LLP
	Via Facsimile: (202) 637-2202
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James F. Geiger
Cbeyond Communications, Inc.
July 12, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE